
July 3, 2025

<u>VIA EDGAR</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
<u>Attention</u>: Robert Arzonetti

Re: Yukon New Parent, Inc.
       Amendment No. 2 Registration Statement on Form S-4

Dear Mr. Arzonetti:

      On behalf of Yukon New Parent, Inc. (the **"Company"**), set forth below are the Company's responses to the comments provided by the staff of the Division of Corporation Finance (the **"Staff"**) of the Securities and Exchange Commission (the **"Commission"**) to the Company in its letter dated July 1, 2025 with respect to Amendment No. 2 to the Company's registration statement on Form S-4 (the **"Registration Statement"**) and the Company's response letter addressing the Staff's prior comments with respect to the Registration Statement filed concurrently therewith. The Staff's comments are set forth below in italics and are followed by the Company's responses. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below response, such revisions have been included in the changed pages attached as an exhibit hereto.

<u>Form S-4 Filed June 12, 2025</u>
<u>General</u>

1. **Comment**: *We note your response to prior comment 41 and your Rule 425 filing dated January 17, 2025, which includes statements suggesting the combination of asset management and insurance businesses is expected to generate returns of "~26%." If these statements continue to reflect your expectations, please revise Background of the Mergers, MD&A, and/or where appropriate to address the underlying assumptions. If this statement no longer reflects your current view, please clarify so in the Form S-4 and explain why.*

   Response: The Company acknowledges the Staff's comment and respectfully notes on a supplemental basis that the reference to a "~26% Return on Equity" reflects an illustrative and hypothetical example of the potential economics arising from an integrated asset management and insurance "flywheel" structure, strategy, and integration. It does not represent a forecast, target, or projection of actual or expected returns of Mount Logan's stock performance, nor an expected return of the Business Combination. The referenced example on page 14 of the "MLC-TURN Executive Summary" investor presentation demonstrates, under a stylized set of assumptions, the potential output from a hypothetical $10 million capital contribution from Mount Logan, the asset manager, into its wholly owned insurance company, Ability, assuming specific parameters for operating expenses, liabilities, asset yield, and fee generation. These inputs were based on generalized assumptions including regulatory permissible leverage, illustrative asset management fee rates, and estimated net asset yields informed by historical and peer-based data. This example is completely independent from 180 Degree Capital and the Business Combination itself.

This example was presented with a footnote disclaimer stating its illustrative and non-predictive nature. Its intent was to explain how the economics of a vertically integrated platform, with both asset management and insurance businesses, which Mount Logan is prior to the Business Combination, could conceptually compound returns on capital within its platform with additional capital to invest into its insurance business.

In an effort to remove any ambiguities regarding the interpretation of the slide, the Company advises the Staff that it plans to file an updated presentation on Form 425 that includes the changes shown as attached as an exhibit hereto.

<u>About This Preliminary Joint Proxy Statement/Prospectus, page i</u>

2. **Comment**: *We note your response to prior comment 40. We further note that on page i you state "neither Mount Logan nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of 180 Degree Capital's financial statements." You also make a similar statement for 180 Degree Capital. These statements appear to imply a disclaimer of responsibility for this information in the registration statement by both Mount Logan and 180 Degree Capital. Please revise this section and others with similar statements to remove such implication.*

    Response: The Company advises the Staff that it has revised the disclosure on page i of the Registration Statement in response to the Staff's comment.

<u>The Mergers</u>
<u>Mount Logan's Reasons for the Mergers, page 120</u>

3. **Comment**: *We note that, in your response to prior comment 9, you state in the registration statement that the other proposals you considered "never progressed beyond early stages"; however, in your response letter you stated that a proposed business combination with Canaccord Genuity G Ventures Corp. was announced in August 2023. Please revise to clarify or advise us why the announced transaction is not deemed progressed beyond early stages.*

    Response: The Company advises the Staff that Mount Logan has revised the disclosure on page 123 of the Registration Statement in response to the Staff's comment to clarify that the aforementioned proposed business combination with Canaccord Genuity G Ventures Corp. was mutually abandoned when it was determined that certain required regulatory review processes would prevent the transaction from being executed on a timeline acceptable to both parties.

<u>Opinion of 180 Degree Capital's Financial Advisor</u>
<u>MLC Projections, page 134</u>

4. **Comment**: *We note that the financial projections provided to Fenchurch for 2024 includes $21.9 million in asset management revenue for Mount Logan, whereas the audited consolidated*

Statement of Operations for the year ended December 31, 2024, reflects only $15.0 million in actual asset management revenue. Please revise to further clarify the basis for the 2024 projection and why it materially exceeds the actual audited results for the same year.

Response: The Company advises the Staff that Mount Logan has revised the disclosure on page 136 of the Registration Statement in response to the Staff's comment.

5. **Comment**: *We note your statement that neither "Mount Logan or its management considers the MLC Projections to be predictive of actual future performance or that the MLC Projections should be relied upon in any way in making a decision regarding the proposed Business Combination, any investment in Mount Logan, or any other matter." We further note your statement that "[n]either Mount Logan nor any other person makes any representation regarding the MLC Projections or the ultimate performance of Mount Logan compared to the MLC Projections or any other prospective financial information." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate these disclaimers.*

Response: The Company has revised the above-referenced statements included beginning on page 136 of the Registration Statement in response to the Staff's comment.

Regulatory Approvals and Related Matters, page 135

6. **Comment**: *We note your response to prior comment 16. Please revise your disclosure in the registration statement to clarify the status of required filings or notices and the expected timing of remaining approvals.*

Response: The Company advises the Staff that Mount Logan has revised the disclosure on page 138 of the Registration Statement in response to the Staff's comment.

Critical Accounting Estimates - Insurance Solutions Segment
Goodwill, page 295

7. **Comment**: *We note your response to prior comment 33 and revised critical accounting estimates disclosures regarding goodwill impairment testing. Please further revise and expand your disclosure for the following:*
   - *the percentage by which fair value exceeded carrying value as of the date of the most recent test;*
   - *a description of the key assumptions used and how the key assumptions were determined as described in your response; and*
   - *how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.*

Response: The Company advises the Staff that Mount Logan has revised the disclosure beginning on pages 305 and 339 of the Registration Statement in response to the Staff's comment.

Management's Discussion and Analysis, page 340

8. **Comment**: *We note that you have included interest rate sensitivity disclosure for Mount Logan on pages 270 and 302. However, similar interest rate sensitivity disclosure does not appear to be provided for 180 Degree Capital Corp. In this regard, we also note your disclosure discussing interest rate risk and interest rate sensitivity as a potential impact to earnings for 180 Degree Capital Corp. Please revise to provide interest rate risk and sensitivity information for 180 Degree Capital or tell us why you believe it is not required. Refer to Item 305 of Regulation S-K.*

   Response: The Company advises the Staff that 180 Degree Capital has revised the disclosure on page 353 of the Registration Statement in response to the Staff's comment.

Index to Financial Statements
180 Degree Capital Corp., page F-1

9. **Comment**: *In regards to the unaudited interim financial statements for 180 Degree Capital Corp., we note that reference on page F-2 to the three month periods ended March 31, 2025 and 2024 included on page F-183. Please address the following.*
   - *It appears that the page number references for the interim financial statements refer to your annual financial statements. Revise to ensure the appropriate page number references are included;*
   - *It appears that you have only included unaudited interim financial statements for the three months ended March 31, 2025, but not for the three months ended March 31, 2024 as stated on the index. We also note your results of operations discussion on pages 344 through 348 within the MD&A includes a comparison between the three months ended March 31, 2025 and 2024. For the unaudited interim financial statements, revise to provide the corresponding interim period of the preceding year or if you believe it is not applicable or required, tell us why and revise the index to the financial statements to clarify accordingly.*
   - *Tell us your consideration to disclose a statement in the interim financial statements consistent with the requirements of Rule 3-03(d) of Regulation S-X.*

   Response: The Company advises the Staff that the page numbers referencing 180 Degree Capital's financial statements for the period ending March 31, 2025, have been updated to reflect the correct page references.

   The Company further advises the Staff on a supplemental basis that it does not believe that 180 Degree Capital, as a registered investment company, is required to include financial statements for the period ending March 31, 2024. Specifically, the financial statements included in the Registration Statement for the period ending March 31, 2025 meet the technical requirement of Item 3-01(e) of Regulation S-X, which requires a balance sheet dated within 135 days of the date of filing. As a registered investment company, however, 180 Degree Capital is not otherwise typically required to prepare or report similar interim quarterly information. Additionally, the financial statements included for the period ending March 31, 2025 conform to the requirements under Regulation S-X applicable to registered investment companies. The inclusion of comparison data in the MD&A for the three months ended March 31, 2025 and 2024 was included solely because such comparative period was required to conform with Item 303 of

Regulation S-X. The Company advises the Staff that it has removed the reference to the three months ended March 31, 2024 from the index to the financial statements of 180 Degree Capital.

The Company also advises the Staff that 180 Degree Capital has revised the disclosure in the Registration Statement on page F-228 to conform with the requirements of Rule 3-03(d) of Regulation S-X.

<p style="text-align:center">*   *   *</p>

If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.

Sincerely,

/s/ John J. Mahon

John J. Mahon, Esq.

cc: Daniel B. Wolfe / 180 Degree Capital Corp.
       Kevin M. Rendino / 180 Degree Capital Corp.
       Nikita Klassen / Mount Logan Capital Inc.
       Joshua A. Apfelroth / Proskauer Rose LLP
       Michael E. Ellis / Proskauer Rose LLP
       Kenneth E. Young / Dechert LLP
       Stephen R. Pratt / Dechert LLP

<u>Mount Logan's</u> Synergies Between Asset Management and Insurance

~~Integrated~~<u>Mount Logan's integrated</u> asset management and insurance businesses can create a powerful flywheel effect with the potential to achieve an organic return on equity of up to 20%+ employing regulatorily permissible leverage (Target 8-10x), demonstrating the power of owning an insurance company



		Spread Related Earnings
1.0% Asset-Liability Spread	**1.0x Equity + 10.0x Leverage**	**17.5% SRE Return on Equity**
A — HoldCo Equity Capital Injected		$10.0
(x) Insurance Leverage Target		10.0x
B — **Re insured Liabilities**		**$100.0**
(x) 6.5% Est. Fully Operating Expense-Burdened Cost of Liabilities[1]	x	$(6.5)
A + B — Total Assets		$110.0
(x) 7.5% Target Net Asset Yield[1]	y	$8.25
C — Spread-Related Earnings (SRE)	y ▪ x	$1.75
A — Equity Capital	▪	$10.0
C ÷ A — SRE Return on Equity ("ROE")		17.5%



		Fee Related Earnings
% of Assets Managed by ML Management	**1.0% Mgmt. Fee**	
A + B — Total Assets		$110.0
(x) Targeted Assets Managed by MLM		75.0%
(x) Asset Management Fee		1.0%
D — Fee-Related Earnings (FRE)		$0.825
A — Equity Capital		$10.0
D ÷ A — FRE ROE		8.25%

(C + D) ÷ A

~26%

Example Return on Equity <u>Invested by Mount Logan into Its Wholly-Owned Insurance Company</u>

Prior to corporate overhead and other expense allocations

Illustratively, a $10 million equity investment ~~into~~<u>by</u> Mount ~~Logan's~~<u>Logan into its</u> insurance business can result in a direct SRE return on equity of approximately 17.5% ($1.75 million), subject to regulatorily permissible leverage and other constraints, plus the added benefit of an illustrative 8.25% return on equity through the management of the insurance company's assets

<u>Note: This example return on invested equity by Mount Logan is independent of the proposed Business Combination and should not be interpreted as a potential return on common stock as a result of or in any way related to the proposed Business Combination. The impact of such a potential return on invested capital by Mount Logan in its wholly owned insurance company on its common stock price or the common stock price post completion of the Business Combination may be materially different.</u>

1. Target fully operating-expenses burdened cost of liabilities and target net asset yield are subject to change as the platform reinsures going forward, with a targeted SRE margin of 1.0%.

Note: The above is an illustrative example of the general economics of an alternative asset management and insurance solutions platform only and all figures used above are illustrative only. As such, the above is not based off of management projections, estimates, expectations or targets, has not incorporated any specific information relating to the transaction and/or Mount Logan Capital Inc., 180 Degree Capital Corp., or their affiliates and is not, and is not intended to be, a projection of the expected results of Mount Logan Capital Inc. Certain illustrative figures, including asset leverage, estimated fully operating expense-burdened cost of liabilities, target net asset yield, target assets managed by Mount Logan Management, and net return on equity assumptions used herein are based off Mount Logan's historical financial results, as well as a review of publicly available information of industry precedents and peers. Illustrative examples are necessarily speculative and the assumptions and estimates underlying the above illustrative example are inherently uncertain and subject to a wide variety of significant business, economic, competitive, legal and regulatory risks and uncertainties. There can be no assurance that Mount Logan will achieve similar results and the actual results of Mount Logan may vary significantly, including for reasons both within and beyond the control of Mount Logan.

ABOUT THIS PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

This Preliminary Joint Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by New Mount Logan (Registration No. 333-286043), constitutes a prospectus of New Mount Logan under Section 5 of the Securities Act of 1933 with respect to the shares of New Mount Logan Common Stock to be issued to 180 Degree Capital and Mount Logan shareholders in the Business Combination contemplated by the Merger Agreement. This document also constitutes a proxy statement of 180 Degree Capital under Section 14(a) of the Exchange Act of 1934, as amended, and a management information circular of Mount Logan under applicable corporate and securities laws in Canada. This Preliminary Joint Proxy Statement/Prospectus also constitutes a notice of the 180 Degree Capital Special Meeting to be held on [month day], 2025 and the MLC Special Meeting to be held on [month day], 2025.

180 Degree Capital has supplied all information contained or incorporated by reference in this Preliminary Joint Proxy Statement/Prospectus relating to 180 Degree Capital, Yukon Merger Sub, Inc., Moose Merger Sub, LLC, and Polar Merger Sub, Inc. (the "180 Degree Capital Information"), and Mount Logan has supplied all such information relating to Mount Logan (the "Mount Logan Information"). 180 Degree Capital and Mount Logan have both contributed to such information relating to the Mergers and the other transactions contemplated by the Merger Agreement. With respect to the 180 Degree Capital Information, Mount Logan has relied exclusively upon 180 Degree Capital, without independent verification by Mount Logan. ~~Although Mount Logan does not have any knowledge that would indicate that such information is untrue or incomplete, neither Mount Logan nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of 180 Degree Capital's financial statements, or for the failure by 180 Degree Capital to disclose events or information that may affect the completeness or accuracy of such information.~~ With respect to the Mount Logan Information, 180 Degree Capital has relied exclusively upon Mount Logan, without independent verification by 180 Degree Capital. ~~Although 180 Degree Capital does not have any knowledge that would indicate that such information is untrue or incomplete, neither 180 Degree Capital nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Mount Logan's financial statements, or for the failure by Mount Logan to disclose events or information that may affect the completeness or accuracy of such information.~~

You should rely only on the information contained or incorporated by reference in this Preliminary Joint Proxy Statement/Prospectus. 180 Degree Capital and Mount Logan have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this Preliminary Joint Proxy Statement/Prospectus. This Preliminary Joint Proxy Statement/Prospectus is dated [month day], 2025 and you should not assume that the information contained in this Preliminary Joint Proxy Statement/Prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference in this Preliminary Joint Proxy Statement/Prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this Preliminary Joint Proxy Statement/Prospectus to 180 Degree Capital shareholders or Mount Logan shareholders nor the issuance by New Mount Logan of shares of New Mount Logan Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This Preliminary Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

For the purposes of U.S. Securities Laws, this Preliminary Joint Proxy Statement/Prospectus includes Mount Logan's consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, and the unaudited condensed consolidated financial statements of Mount Logan for the three months ended March 31, 2025, in each case, prepared in accordance with U.S. GAAP. MLC Shareholders should be aware that the historical financial statements of Mount Logan filed pursuant to Canadian Securities Laws on Mount Logan's SEDAR+ profile at www.sedarplus.com were prepared in accordance with IFRS, which differs from U.S. GAAP in certain material respects, and thus may not be comparable.

value of 180 Degree Capital as of [month day], 2025, the estimated post-transaction shareholder ownership of New Mount Logan is expected to be approximately [60%] for MLC Shareholders and [40%] for 180 Degree Capital shareholders.

180 Degree Capital Investment Capabilities and Network of Relationships. 180 Degree Capital's track record of investing in public markets and its deep network of relationships are expected to help fuel expansion of Mount Logan's bespoke private credit solutions into publicly traded companies. New Mount Logan's alternative asset management platform would retain Mount Logan's fee generating $2.4 billion assets under management (as of September 30, 2024) and would have expanded sourcing opportunities in public markets supported by 180 Degree Capital's capabilities and deep network of relationships.*180 Degree Capital Investment Capabilities and Network of Relationships*. 180 Degree Capital's track record of investing in public markets and its deep network of relationships are expected to help fuel expansion of Mount Logan.

Expected Tax Treatment of the MLC Merger. The MLC Merger is anticipated to be treated as a tax-free exchange for U.S. federal income tax purposes and Canadian federal income tax purposes and MLC Shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes or Canadian federal income tax purposes as a result of the MLC Merger (subject to the qualifications set forth under "*Certain U.S. Federal Income Tax Consequences of the Mergers*" and "*The Mergers - Certain Canadian Federal Income Tax Consequences*").

Support by Directors, Officers and Shareholders. Directors, officers and shareholders of Mount Logan who collectively hold approximately 29% of the outstanding MLC Common Shares as of January 16, 2025, entered into Voting Agreements pursuant to which they have agreed to vote in favor of the MLC Merger and the MLC Domestication.

Ability to Respond to Superior Proposals. Under the terms of the Merger Agreement, the Mount Logan Board is able to respond to any unsolicited bona fide written proposal that, having regard for all the terms and conditions of such proposal, is or is reasonably likely to lead to an MLC Superior Proposal.

Implied Breakeven Return on Equity. Due to the fixed cost nature of running a public company, the required return on equity to shareholders of Mount Logan in order for the Business Combination to be accretive to them is limited.

Comparison to Similarly Contemplated Transactions. Mount Logan's management team has spent several years evaluating transactions similar to the Business Combination and has been vigilant, patient and prudent in determining the best transaction for its shareholders. As part of its ongoing evaluation of Mount Logan's business, management had analyzed potential strategic transactions, however, in each such instance but one, management's analysis never progressed beyond early stages, as a result of a combination of due diligence or valuation issues or an absence of strategic fit. These discussions with counterparties were preliminary and had not progressed to the point where there was an agreement as to price or any other material term. One potential strategic transaction was announced, but mutually abandoned when it was determined that certain required regulatory review processes would prevent the transaction from being executed on a timeline acceptable to both parties. Thus, the Mount Logan board of directors believed that those acquisition opportunities previously identified, as well as any that might be identified in the future, would not necessarily create the immediate enhancement in value for Mount Logan stockholders presented by the Business Combination.

Negotiated Transaction. The Merger Agreement is the result of an arm's length negotiation process and includes terms and conditions that are reasonable in the circumstances, and has been unanimously recommended by the Mount Logan Board, including the independent directors of the Mount Logan Board.

MLC Shareholders' Approval. The required approvals of the shareholders of Mount Logan are protective of the rights of the shareholders of Mount Logan. The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the shareholders of Mount Logan present in person or represented by proxy and entitled to vote at the MLC Special Meeting. To be effective, the MLC Merger Resolution must be approved at the MLC Special Meeting by: (i) holders representing greater than 50% of all the issued and outstanding MLC Common Shares; and

MLC Projections

(in millions)	2024E	2025E	2026E	2027E	2028E	2029E
Asset management revenue (incl. Ability)	$ 21.9	$ 26.4	$ 27.0	$ 28.5	$ 32.1	$ 36.1
(-) Cash benefit from managed fund(s)	(1.3)	(1.9)	(2.0)	(2.1)	(2.1)	(2.2)
(-) Asset management and corporate expenses and taxes (est. 24% tax rate)	(27.0)	(22.4)	(20.6)	(20.0)	(21.3)	(22.7)
Asset management net income	**(6.4)**	**2.1**	**4.4**	**6.4**	**8.7**	**11.2**
(+) Cash benefit from managed fund(s)	1.3	1.9	2.0	2.1	2.1	2.2
Distributable earnings	**(5.1)**	**4.0**	**6.4**	**8.5**	**10.8**	**13.4**
(+) Non-cash expenses	3.0	3.1	3.3	3.5	3.6	3.8
Distributable cash earnings	$ **(2.1)**	$ **7.1**	$ **9.7**	$ **12.0**	$ **14.4**	$ **17.2**
(-) Cash benefit from managed fund(s) and dividend income	(1.7)	(2.2)	(2.3)	(2.4)	(2.4)	(2.5)
(+) Corporate and interest expenses	11.6	10.2	9.9	9.9	10.1	10.3
Fee-related earnings	$ **7.8**	$ **15.1**	$ **17.3**	$ **19.5**	$ **22.1**	$ **25.0**
(+) Cash benefit from managed fund(s)	1.3	1.9	2.0	2.1	2.1	2.2
Adjusted fee-related earnings	$ **9.1**	$ **17.0**	$ **19.3**	$ **21.6**	$ **24.2**	$ **27.2**

Important Assumptions, Exclusions and Limitations of the MLC Projections

- The MLC Projections for Asset management revenue for the fiscal year ended December 31, 2024 are higher than the audited GAAP revenue for the same period primarily due to the inclusion of approximately $5.6 million in management fees from Ability Insurance Company, which eliminate upon consolidation. Additionally, the projections include management fees from Sierra Crest Investment Management's advisory relationship with Portman Ridge Finance Corporation, whereas, in the audited financial statements, Portman Ridge Finance Corporation economics are reflected as part of the equity investment earnings line item of the statement of financial position, while the cash fee impact is reflected in the statement of cash flows. Furthermore, management fees related to the Alternative Credit Income Fund are recorded as servicing revenues or expenses under GAAP rather than gross asset management revenue, due to the specific fee structure under the applicable management contract, and during the year ended December 31, 2024 these economics were reflected as an expense. Given these substantial differences in accounting methodology and treatment, and preparation of the MLC projections, actual audited GAAP results may vary from the MLC Projections for the year ended December 31, 2024.

- The MLC Projections exclude (i) Mount Logan's book value as of December 31, 2024 and March 31, 2025, of approximately $100 million and (ii) consideration with respect to the spread-related earnings of $13.7 million that historically have accrued to Mount Logan's benefit. Had such items been included, the MLC Projections—and any valuation metrics derived therefrom—would differ materially. In addition, the MLC Projections were prepared on the basis that the underlying investment funds managed or advised by Mount Logan will perform in line with historical averages. Material changes in the actual performance, positive or negative, by these funds could cause the resulting financial performance of Mount Logan to be materially different from that reflected in the MLC Projections.

- The MLC Projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities Laws. They are subject to significant risks and uncertainties and actual results may differ materially from those expressed or implied. See "*Risk Factors*" and "*Cautionary Note Regarding Forward-Looking Statements*."

- Mount Logan specifically disclaims any undertaking to update or revise the MLC Projections, whether as a result of new information, future events or otherwise. The inclusion of the MLC Projections should not be regarded as an indication that Mount Logan or its management considers the MLC Projections to be predictive of actual future performance or that the MLC Projections should be relied upon in any way in making a decision regarding the proposed Business Combination, any investment in Mount Logan, or any other matter.

- Mount Logan, as a matter of course, does not make public long-term projections relating to financial matters or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Mount Logan provided the MLC Projections, which consisted of certain unaudited forecasted financial analyses, to Fenchurch in connection with its evaluation of the proposed Business Combination solely for purposes of Fenchurch providing financial advice to the 180 Degree Capital Special Committee. The MLC Projections were prepared for internal use and not with a view to public disclosure. Mount Logan specifically disclaims any undertaking to update or revise the MLC Projections, whether as a result of new information, future events or otherwise. The MLC Projections, any related summary of the MLC Projections, and any related information are not being provided to influence the decision of 180 Degree Capital Shareholders or MLC Shareholders to vote for the respective Business Combination Proposal being presented to them. The MLC Projections were not prepared with a view to compliance with U.S. GAAP, published guidelines of the SEC or any other published standards or guidelines. Neither Mount Logan nor any other person makes any representation regarding the MLC Projections or the ultimate performance of Mount Logan compared to the MLC Projections or any other prospective financial information. The MLC Projections are not fact and reflect numerous assumptions and estimates, all of which are difficult to predict. Accordingly, there can be no assurance that the MLC Projections or any other prospective financial information will be realized, and actual results could vary significantly.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, each of Mount Logan and 180 Degree Capital entered into Voting Agreements with stockholders holding approximately 23% of the MLC Common Shares and approximately 20% of the TURN Common Shares. Pursuant to the Voting Agreements, each stockholder agreed to (1) attend each shareholders' meeting concerning proposals related to the Mergers, the Merger Agreement, the TURN Matters or MLC Matters (as applicable), any Takeover Proposal, or any other transaction contemplated by the Merger Agreement, and (2) vote or cause to be voted (including by proxy or written consent, if applicable) all TURN Common Shares or MLC Common Shares owned at any time by such shareholder (a) in favor of the adoption of the Merger Agreement and any other transactions or matters expressly contemplated by the Merger Agreement, (b) against any action or proposal in favor of a Takeover Proposal, without regard to the terms of such Takeover Proposal, (c) against any other action, agreement or transaction that is intended, or that would or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Mergers or any of the other transactions expressly contemplated by the Merger Agreement or the performance by the shareholder of his, her or its obligations under the Voting Agreement, (d) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Mount Logan or 180 Degree Capital (as applicable) contained in the Merger Agreement, or of the shareholder contained in the Voting Agreement, and (e) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement, including the Mergers. In addition, during the term of the Voting Agreement, each signatory irrevocably granted to, and appointed, 180 Degree Capital, Mount Logan and any designee of 180 Degree Capital or Mount Logan, as such signatory's attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in such signatory's name, to vote, or cause to be voted (including by proxy or written consent, if applicable) all of the stock owned by such signatory in accordance with the Voting Agreement.

In addition, in the Voting Agreement, each signatory agreed not to (a) solicit any proposal against the Merger Agreement, the Mergers, or any Takeover Proposal, (b) initiate a vote with respect to any Takeover Proposal, or (c) vote any of his, her or its stock in favor of any Takeover Proposal.

The form of Mount Logan Voting Agreement is attached hereto as Annex C and the form of 180 Degree Capital Voting Agreement is attached hereto as Annex D.

Regulatory Approvals and Related Matters

The obligations of Mount Logan and 180 Degree Capital to consummate the Mergers are subject to, among other conditions, (i) the consent of the ~~Ontario Securities Commission~~OSC in respect of the MLC Domestication pursuant to the OBCA, (ii) the authorization of the Ministry of Public and Business Service Delivery for Mount Logan to continue out of Ontario to another jurisdiction, (iii) the consent of Cboe Canada in respect of the Business Combination, (iv) if required, the non-objection or approval of the Canadian securities regulators of the jurisdictions in which Crown ~~Private Credit Partners Inc.~~ is a registered firm (as defined in National Instrument 31-103 – *Registration Requirements*, *Exemptions and Ongoing Registrant Obligations*) pursuant to Section 11.10 of National Instrument 31-103 – *Registration Requirements*, *Exemptions and Ongoing Registrant Obligations*, (v) either (a) consent from the Nebraska Department of Insurance in respect of the Business Combination or (b) written confirmation from the Nebraska Department of Insurance that consent from the Nebraska Department of Insurance is not required in respect of the Business Combination, (vi) the filing with the SEC of this Preliminary Joint Proxy Statement/Prospectus in definitive form relating to the 180 Degree Capital Special Meeting and the MLC Special Meeting to be held in connection with the Merger Agreement and the Business Combination and of a registration statement on Form S-4 in which this Preliminary Joint Proxy Statement/Prospectus is included as a prospectus, and declaration of effectiveness of the registration statement by the SEC, and (vii) approval of listing of such New Mount Logan Common Stock on the Nasdaq, subject to official notice of issuance.

Except as otherwise provided in the Merger Agreement, the Parties have agreed to use their reasonable best efforts to cooperate with each other to do all things necessary, proper or advisable under applicable Law to consummate the Mergers, including obtaining applicable consents, waivers or approvals of any third parties, including any Governmental Entities.

As of the date of this Preliminary Joint Proxy Statement/Prospectus, (i) an application has been filed with the OSC in respect of the MLC Domestication and is under review, and a consent, if granted, will be granted only after the MLC Special Meeting and after a Final Order is obtained from the Ontario Superior Court of Justice (Commercial List) approving the Arrangement; (ii) after such consent from the OSC is obtained, an application will be made to the Ministry of Public and Business Service Delivery seeking authorization for Mount Logan's continuance out of Ontario to the state of Delaware; (iii) Mount Logan has provided, and will continue to provide, Cboe Canada with all requested documentation in connection with the Business Combination and its consent thereto; (iv) Mount Logan has been advised by Crown that a no objection letter was received by Crown on April 1, 2025; and (v) Mount Logan is in active communication with the Nebraska Department of Insurance regarding the Business Combination in order to determine whether a consent will be required in respect of the Business Combination.

If the conditions described above are not satisfied or (to the extent legally allowed) waived, the Business Combination will not be completed, which may result in material adverse consequences to 180 Degree Capital's and Mount Logan's business and operations.

Canadian Securities Law Consequences

The following discussion is only a general overview of certain requirements of Canadian Securities Laws relating to the Business Combination that may be applicable to MLC Shareholders, to holders of MLC Warrants, MLC RSUs and MLC DEUs and to New Mount Logan after the Effective Time. Each MLC Shareholder is urged to consult such shareholder's professional advisors to determine the Canadian conditions and restrictions applicable to trades in the shares of New Mount Logan Common Stock issuable pursuant to the MLC Merger.

Reporting Status and Listing

Mount Logan is a reporting issuer in each of the provinces of Canada. The MLC Common Shares are currently listed on Cboe Canada. Following completion of the Business Combination, Mount Logan (after completion of the MLC Merger) will become a wholly-owned subsidiary of New Mount Logan and it is anticipated

		Fair Value Measurements				
December 31, 2024		**Level 1**	**Level 2**	**Level 3**	**NAV**	**Total**
Equity securities	$	1,777	$ —	$ 499	$ —	$ 2,276
Total financial assets — Asset Management		**1,777**	**—**	**499**	**—**	**2,276**
Insurance Solutions						
Debt securities:						
U.S. government and agency		—	8,075	—	—	8,075
U.S. state, territories and municipalities		—	5,252	—	—	5,252
Other government and agency		—	2,369	—	—	2,369
Corporate		—	226,249	—	—	226,249
Asset and mortgage-backed securities		—	364,875	8,641	—	373,516
Corporate loans		—	—	114,734	—	114,734
Equity securities		310	11,134	2,918	2,042	16,404
Other invested assets		—	—	4,575	—	4,575
Total financial assets — Insurance Solutions		**310**	**617,954**	**130,868**	**2,042**	**751,174**
Corporate loans of consolidated VIEs		—	—	125,757	—	125,757
Equity securities of consolidated VIEs		—	—	141	—	141
Total financial assets including consolidated VIEs		**310**	**617,954**	**256,766**	**2,042**	**877,072**
Total financial assets	$	**2,087**	**$ 617,954**	**$ 257,265**	**$ 2,042**	**$ 879,348**
Financial liabilities						
Asset Management						
Debt obligations	$	—	$ —	$ 1,471	$ —	$ 1,471
Total financial liabilities — Asset Management		**—**	**—**	**1,471**	**—**	**1,471**
Insurance Solutions						
Ceded reinsurance - embedded derivative		—	34,770	—	0	34,770
Interest rate swaps		—	5,192	—	0	5,192
Total financial liabilities — Insurance Solutions		**—**	**39,962**	**—**	**0**	**39,962**
Total financial liabilities	$	**—**	**$ 39,962**	**$ 1,471**	**$ 0**	**$ 41,433**

Goodwill

We review goodwill for impairment annually and whenever events or changes in ~~circumstances~~the business environment may indicate the carrying amount of one of our reporting units may exceed its fair value. Our methodology for conducting this goodwill impairment testing contains both a qualitative and quantitative assessment. In evaluating the recoverability of goodwill, we perform a qualitative analysis at the reporting unit level to determine whether there are any events or circumstances that would indicate it is more likely than not that the fair value of ~~our recorded goodwill~~a reporting unit ~~exceeds~~is below its carrying value. Based on the results of this analysis, ~~an annual goodwill~~if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we then perform the impairment ~~test may be completed~~evaluation using a quantitative assessment based on an analysis of the discounted future cash flows generated by the underlying assets. The process of determining whether goodwill is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Future cash flow estimates are based partly on economic trends such as interest rates and market conditions, which are beyond our control and are likely to fluctuate.

Mount Logan has determined it has two reporting units: (1) LTC, its legacy run-off business, and (2) MYGA and & Other ("MYGA"). The fair value of reporting unit is determined from a projection of future cash flows and operating results derived from both the in-force business and new business expected in the future. This approach requires assumptions including premium growth rates, capital requirements, interest rates, mortality, morbidity, policyholder behavior, and discount rates. These assumptions are consistent with internal projections and operating plans. We believe these estimates and assumptions are reasonable and comparable to those that would be used by other marketplace participants. To calculate the fair value of the insurance business, Mount Logan

discounted projected earnings from in-force contracts and valued new business growing at expected plan levels, consistent with the periods used for forecasting long term businesses, in addition to considering a terminal value for the value of new business beyond five years at Mount Logan's long-term growth rate. In arriving at its projections, Mount Logan considered past experience, economic trends such as interest rates, capital requirements and market trends. Capital requirements were based on a risk based capital (RBC) ratio of 350.0%. Excess capital above this requirement was added to the fair value of the reporting units, consistent with market participant treatment. Mount Logan's key assumptions for the new MYGA business were the (i) discrete premium growth rate, (ii) interest rate, and (iii) capital requirements, which are discussed further below:

i. The discrete MYGA premium growth rate in the fair value calculations were based on maintaining management's target RBC ratio of 350%. RBC of 350% is anticipated to be maintained based on the performance of the investment portfolio and additional capital contributions. We assumed a higher growth rate in initial years with declining growth in the later years as we continue to scale the business;
ii. Interest rate assumptions are based on prevailing market rates at the valuation date; and,
iii. Capital requirements assumed per management's target RBC ratio of 350%.

Management has not adjusted its assumptions between the year ended December 31, 2023 and December 31, 2024, rather, the discount rate applied to the quantitative assessment has had the most significant impact. Discount rates assumed in determining the fair value for applicable reporting units was based on a cost of equity of 17.5% and 23.5% on an after-tax basis for LTC and MYGA, respectively for impairment testing for the year ended December 31, 2024. Capital Asset Pricing Model ("CAPM") was used to estimate the cost of equity. The cost of equity was derived using the 20-year U.S. treasury bond yield and by adding an equity risk premium. The equity risk premium considers 100 basis point and 700 basis point execution risk to account for the risk of achieving the planned forecast for LTC and MYGA, respectively. This represents a change in approach from the year ended December 31, 2023 where discount rates were based on a weighted average cost of capital of 16.0% on an after-tax basis for both LTC and MYGA. Management believes the updated approach better represents the underlying economics of its business. Changes to the discount rate ultimately impact the fair value of each reporting unit, as discussed further below.

We apply significant judgement when determining the estimated fair value of our reporting units. While we believe that our estimates of future cash flows are reasonable, these estimates are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ from what is assumed in our impairment tests. Such analyses are particularly sensitive to changes in estimates of discount rates, future cash flows and other market conditions. A 50 basis point increase to the discount ~~rates~~rate assumption, all other assumptions remaining constant, would result in the carrying value exceeding the fair value of the MYGA reporting unit but not the LTC reporting unit. ~~C~~While a 50 basis point decrease to future cash flows, all other assumptions remaining constant, would not result in the carrying value exceeding the fair value of the LTC and/or MYGA reporting units. Management notes that these assumptions are often interdependent and shouldn't be assessed in isolation. Further changes to these estimates might result in material changes in fair value and determination of the recoverability of goodwill, which may result in charges against earnings and a reduction in the carrying value of our goodwill in the future.

We complete our annual goodwill impairment analyses in the fourth quarter of each period presented using an October 1 measurement date. For the years ended December 31, 2024 and December 31, 2023, we determined from a qualitative standpoint there were no events or circumstances that indicated that the carrying value exceeded the fair value. From a quantitative standpoint as of October 1, 2024, we performed our annual quantitative goodwill impairment test for our reporting units, LTC and MYGA, and as of such date, the fair value was in excess of the carrying value for each reporting unit, by 24.3% and 10.7%, respectively.

Derivatives

Freestanding derivatives are instruments that Ability has entered into as part of their overall risk management strategies. Such contracts include interest rate swaps to convert floating-rate interest receipts to fixed-rate interest receipts to reduce exposure to interest rate changes. All derivatives are recognized in Derivatives liability and are presented on a gross basis in the Consolidated Statements of Financial Position and measured at fair value. Changes in fair value are recorded in Accumulated Other Comprehensive Income as the swaps are in hedging relationships, with changes in fair value reclassified into Interest income in the same period as the hedged

Goodwill

We review goodwill for impairment annually and whenever events or changes in ~~circumstances~~the business environment may indicate the carrying amount of one of our reporting units may exceed its fair value. Our methodology for conducting this goodwill impairment testing contains both a qualitative and quantitative assessment. In evaluating the recoverability of goodwill, we perform a qualitative analysis at the reporting unit level to determine whether there are any events or circumstances that would indicate it is more likely than not that the fair value of ~~our recorded goodwill exceeds~~a reporting unit is below its carrying value. Based on the results of this analysis, ~~an annual goodwill~~if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we then perform the impairment ~~test may be completed~~evaluation using a quantitative assessment based on an analysis of the discounted future cash flows generated by the underlying assets. The process of determining whether goodwill is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Future cash flow estimates are based partly on economic trends such as interest rates and market conditions, which are beyond our control and are likely to fluctuate.

Mount Logan has determined it has two reporting units: (1) LTC, its legacy run-off business, and (2) MYGA and & Other ("MYGA"). The fair value of reporting unit is determined from a projection of future cash flows and operating results derived from both the in-force business and new business expected in the future. This approach requires assumptions including premium growth rates, capital requirements, interest rates, mortality, morbidity, policyholder behavior, and discount rates. These assumptions are consistent with internal projections and operating plans. We believe these estimates and assumptions are reasonable and comparable to those that would be used by other marketplace participants. To calculate the fair value of the insurance business, Mount Logan discounted projected earnings from in-force contracts and valued new business growing at expected plan levels, consistent with the periods used for forecasting long term businesses, in addition to considering a terminal value for the value of new business beyond five years at Mount Logan's long-term growth rate. In arriving at its projections, Mount Logan considered past experience, economic trends such as interest rates, capital requirements and market trends. Capital requirements were based on a risk based capital (RBC) ratio of 350.0%. Excess capital above this requirement was added to the fair value of the reporting units, consistent with market participant treatment. Mount Logan's key assumptions for the new MYGA business were the (i) discrete premium growth rate, (ii) interest rate, and (iii) capital requirements, which are discussed further below:

  i. The discrete MYGA premium growth rate in the fair value calculations were based on maintaining management's target RBC ratio of 350%. RBC of 350% is anticipated to be maintained based on the performance of the investment portfolio and additional capital contributions. We assumed a higher growth rate in initial years with declining growth in the later years as we continue to scale the business;
  ii. Interest rate assumptions are based on prevailing market rates at the valuation date; and,
  iii. Capital requirements assumed per management's target RBC ratio of 350%.

Management has not adjusted its assumptions between the year ended December 31, 2023 and December 31, 2024, rather, the discount rate applied to the quantitative assessment has had the most significant impact. Discount rates assumed in determining the fair value for applicable reporting units was based on a cost of equity of 17.5% and 23.5% on an after-tax basis for LTC and MYGA, respectively for impairment testing for the year ended December 31, 2024. Capital Asset Pricing Model ("CAPM") was used to estimate the cost of equity. The cost of equity was derived using the 20-year U.S. treasury bond yield and by adding an equity risk premium. The equity risk premium considers 100 basis point and 700 basis point execution risk to account for the risk of achieving the planned forecast for LTC and MYGA, respectively. This represents a change in approach from the year ended December 31, 2023 where discount rates were based on a weighted average cost of capital of 16.0% on an after-tax basis for both LTC and MYGA. Management believes the updated approach better represents the underlying economics of its business. Changes to the discount rate ultimately impact the fair value of each reporting unit, as discussed further below.

We apply significant judgement when determining the estimated fair value of our reporting units. While we believe that our estimates of future cash flows are reasonable, these estimates are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ from what is assumed in our impairment tests. Such analyses are particularly sensitive to changes in estimates of discount rates, future cash flows and other market conditions. A 50 basis point increase to the discount ~~rates~~rate assumption, all other assumptions remaining constant, would result in the carrying value exceeding the fair value of the MYGA reporting unit but not the LTC reporting unit. ~~Changes~~While a 50 basis point decrease to future cash flows, all other assumptions remaining constant, would not result in the carrying value exceeding the fair value of the LTC and/or MYGA reporting units. Management notes that these assumptions are often interdependent and shouldn't be assessed in isolation. Further changes to these estimates might result in material changes in fair value and determination of the recoverability of goodwill, which may result in charges against earnings and a reduction in the carrying value of our goodwill in the future.

We complete our annual goodwill impairment analyses in the fourth quarter of each period presented using an October 1 measurement date. For the years ended December 31, 2024 and December 31, 2023, we determined from a qualitative standpoint there were no events or circumstances that indicated that the carrying value exceeded the fair value.

From a quantitative standpoint as of October 1, 2024, we performed our annual quantitative goodwill impairment test for our reporting units, LTC and MYGA, and as of such date, the fair value was in excess of the carrying value for each reporting unit, by 24.3% and 10.7%, respectively.

Derivatives

Freestanding derivatives are instruments that Ability has entered into as part of their overall risk management strategies. Such contracts include interest rate swaps to convert floating-rate interest receipts to fixed-rate interest receipts to reduce exposure to interest rate changes. All derivatives are recognized in Derivatives liability and are presented on a gross basis in the Consolidated Statements of Financial Position and measured at fair value. Changes in fair value are recorded in Accumulated Other Comprehensive Income as the swaps are in hedging relationships, with changes in fair value reclassified into Interest income in the same period as the hedged transactions affect earnings. Any interest accruals will flow through earnings as adjustments to Interest income. Ability's derivative financial instruments contain credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. Ability attempts to reduce this risk by limiting its counterparties to major financial institutions with strong credit ratings.

To qualify for hedge accounting, at the inception of the hedging relationship, Ability formally documents its risk management objective and strategy for undertaking the hedging transaction. This documentation identifies how the hedging instrument is expected to mitigate the designated risk related to the hedged item and the method that will be used to retrospectively and prospectively assess the hedge effectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the hedge accounting relationship.

Ability issues and reinsures products or purchases investments that contain embedded derivatives. If it determines an embedded derivative has economic characteristics not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for separately, unless the Fair Value Option ("FVO") is elected on the host contract. Under the FVO, bifurcation of the embedded derivative is not necessary as the entire contract is carried at fair value with all related gains and losses recognized in Net gains (losses) from investment activities in the Consolidated Statements of Operations. Embedded derivatives are carried at fair value in the Consolidated Statements of Financial Position in the same line item as the host contract.

Additionally, reinsurance agreements written on a funds withheld or modco basis contain embedded derivatives. Ability has determined that the obligation to pay the total return on the assets supporting the funds withheld liability represents a total return swap with a floating rate leg. The fair value of embedded derivatives on funds withheld and modco agreements is computed as the unrealized gain (loss) on the underlying assets and is included within the funds withheld under reinsurance contracts in the Consolidated Statements of Financial Position.

While 180 Degree Capital is subject to certain diversification requirements regarding the concentration of investments in any one industry or group of industries at the time of each investment, it does not choose investments based on a strategy of diversification. 180 Degree Capital also does not rebalance the portfolio should one of its portfolio companies increase or decrease in value substantially relative to the rest of the portfolio. Therefore, the value of its portfolio may be more vulnerable to microeconomic events affecting a single sector, industry or portfolio company and to general macroeconomic events that may be unrelated to its portfolio companies. These factors may subject the value of its portfolio to greater volatility than a company that follows a diversification strategy.

Interest Rate Sensitivity

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates.

180 Degree Capital may invest in both short- and long-term U.S. government and agency securities. To the extent that it invests in short- and long-term U.S. government and agency securities, changes in interest rates result in changes in the value of these obligations that result in an increase or decrease of our net asset value. The level of interest rate risk exposure at any given point in time depends on the market environment, the expectations of future price and market movements, and the quantity and duration of long-term U.S. government and agency securities held by the 180 Degree Capital, and it will vary from period to period. As of March 31, 2025, December 31, 2024, and December 31, 2023, 180 Degree Capital did not hold any short- or long-term U.S. government or agency securities.

In addition, if 180 Degree Capital holds debt investments with floating interest rates, the value and income generated from such investments would be impacted by changes in interest rates. As of March 31, 2025, December 31, 2024, and December 31, 2023, 180 Degree Capital did not hold any debt investments.

Liquidity and Capital Resources

The sources of liquidity that 180 Degree Capital uses to make investments and fund its operations primarily come from its cash and sales of its investments rather than income from investments or other sources. The investments held by 180 Degree Capital as of March 31, 2025, December 31, 2024, and December 31, 2023 were primarily in publicly traded securities. Although 180 Degree Capital's holdings of these companies are publicly traded, their stock may not trade at high volumes and prices may be volatile, which may restrict 180 Degree Capital's ability to sell its positions at any given time. While 180 Degree Capital's daily liquidity may fluctuate based on the increase or decrease in the value of its investments, it does not believe such fluctuations materially impact its day-to-day operations owing to its holdings of primarily freely tradable common stock of publicly listed companies and the fact that it does not have any debt or senior securities outstanding as of March 31, 2025.

180 Degree Capital may maintain a substantial amount of cash on its balance sheet as it seeks to identify investment opportunities. As of March 31, 2025, December 31, 2024, and December 31, 2023, approximately $7.1 million, $6.0 million, and approximately $0.1 million of 180 Degree Capital's cash, respectively, was invested in money market mutual funds that invest solely in U.S. treasury securities, respectively.

As of March 31, 2025, December 31, 2024 and December 31, 2023, 180 Degree Capital's cash and securities of publicly traded companies were approximately $45.9 million, $47.1 million and $49.1 million, respectively.

The decrease in its cash and securities of publicly traded companies of approximately $1.2 million from December 31, 2024, to March 31, 2025, was primarily owing to cash paid for operating expenses of approximately $3.0 million, a net change in unrealized depreciation of less than $0.1 million, offset by a net realized gain of approximately $2.1 million and cash used for investments and received from the sale of investments during the three months ended March 31, 2025, as follows:

YUKON NEW PARENT, INC.

180 DEGREE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1. THE COMPANY

180 Degree Capital Corp. (including its wholly owned subsidiaries, "180 Degree Capital", withdrew its election to be treated as a business development company on March 30, 2017, and subsequently returned to its prior status as a registered non-diversified closed-end management investment company ("Closed-End Fund" or "CEF") under the Investment Company Act of 1940 (the "1940 Act"). 180 Degree Capital operates as an internally managed investment company whereby its officers and employees, under the general supervision of its Board of Directors, conduct its operations. From May 22, 2020 to December 24, 2024, 180 Degree Capital was also registered with the Securities and Exchange Commission as a Registered Investment Adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

180 Degree Private Holdings, LLC ("180PH"), is a wholly owned limited liability company that was created in October 2020 to hold certain of 180 Degree Capital's securities of privately held companies. 180PH is consolidated for financial reporting purposes and is a disregarded entity for tax purposes under the Internal Revenue Code ("Code").

As of March 31, 2025, 180 Degree Capital manages approximately $1.3 million in net assets in a separately managed account ("SMA").

180 Degree Capital may, in certain cases, receive management fees and carried interest on profits generated on invested capital from any capital under management if and when capital is raised and if and when profits are realized, respectively. 180 Degree Capital does not consolidate its separately managed account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US ("GAAP") and Articles 6 and 12 of Regulation S-X of the Securities Exchange Commission ("SEC") and include the accounts of 180 Degree Capital and its wholly owned subsidiaries. 180 Degree Capital is an investment company following accounting and reporting guidance in Accounting Standards Codification 946. In accordance with GAAP and Regulation S-X under 17 C.F.R. Part 210, 180 Degree Capital may only consolidate its interests in investment company subsidiaries and controlled operating companies whose business consists of providing services to 180 Degree Capital. Prior to February 2023, our wholly owned subsidiary, 180BD, was a controlled operating company that provided services to us and was, therefore, consolidated. 180PH is a controlled operating company that provide services to us and is, therefore, consolidated. All significant intercompany accounts and transactions were eliminated in the consolidated financial statements.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates, and the differences could be material. The most significant estimates relate to the fair valuations of our investments.

The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary for the fair presentation of 180 Degree Capital's consolidated statement of operations and consolidated statement of assets and liabilities for the periods presented.